NR08-19	September 4, 2008

Livengood Deposit Significantly Expands High Grade Core Zones

MK-RC-0031     161.6 metres @ 1.02 g/t Au and 15.2 metres @ 2.0 g/t Au

Vancouver, B.C…….International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the latest drill results from the ongoing 2008 resource expansion program at its bulk tonnage Livengood gold project in Alaska.  The ongoing results continue to significantly expand the open ended, higher-grade Core Zone of the deposit, which has now been intersected for approximately 1000 metres along strike, across widths of 300-500 metres and is mineralized over an average thickness of approximately 100 metres.  The Company has received results from 21 additional drill holes with another 32 holes completed but assays pending.  To date the Company has completed a total of 75 holes of its planned 150 hole resource expansion drilling program (Figure 1).  To date the 2008 drill pattern has tripled the size of the area previously drilled and used in the February 2008 resource statement which returned 87.8Mt containing 2 million ounces at an average grade of 0.71 g/t using a 0.5 g/t Au cutoff.  The currently defined orebody at Livengood is a relatively flat lying tabular zone which outcrops at surface and appears amenable to low cost bulk mining. Notable intersections from the different parts of the Core Zone are:

Southern Extension

  MK-RC-0031:  161.6 m @ 1.02 g/t Au (including 3.05 m @ 7.07 g/t Au) and 15.2 m @ 2.0 g/t Au
  MK-RC-0034:   39.6 m @ 1.94 g/t (including 4.57 m @ 8.33 g/t Au), 30.5 m @ 1.13 g/t and 12.2 m @ 1.29 g/t Au
  MK-RC-0033:  38.1 m @ 1.33 g/t Au

Western Extension

  MK-RC-0024:  50.3 m @ 1.38 g/t Au (including 6.1 m @ 6.52 g/t Au)

Eastern Extension

  MK-RC-0037:  29 m @ 1.32 g/t Au

Central

  MK-DD-08-30: 55.89 m @ 1.05 g/t Au, 13.4m @ 2.31 g/t Au and 9.1 m @ 3.53 g/t Au

These holes along with early geochemical arsenic ‘gold-pathfinder’ results indicate the Core Zone is extensive and remains fully open along strike, to the east and at depth.  Mineralization from the south end has extended into all units and is interpreted to indicate that the system is growing in strength and grade in this direction (Table 1).  The favourable sedimentary and volcanic package as well as the overlying thrust appears to be flattening as the drilling follows the Core Zone to the south, bring the ore zone closer to the surface.

Figure 1. Plan map showing distribution of ITH drilling and status of assaying as of September 2, 2008. Drilling has tripled the size of the 2007 drill area, focusing on expanding higher grade Core Zone. The collars of holes with continuous intercepts of greater than 50 metres width and >1 g/t gold are highlighted.

Section 428925 illustrating the general geology of Livengood deposit and distribution of gold mineralization. Histogram on the right side of the drill traces reflect the arsenic content which has a high correlation to gold (note pending holes).

The bulk of the 2008 drilling will be focused on expanding the higher grade Core Zone, which has consistently returned thicker and higher grade intercepts.  The Company is planning to have the new drilling modeled in October of this year with a new NI 43-101 resource statement due in late October.  This new resource statement should better characterize the size and grade of the newly discovered Core Zone and set the stage for further expansions as the other half of the 2008 drilling is completed this fall.

In addition to the encouraging results from the Core Zone two scout core holes were drilled 500 metres to the east in the phase II target area which returned encouraging intercepts including MK-08-27:  15.6m @ 1.06 g/t and MK-08-28: 14.5 m @ 0.95 g/t Au and 17.3 m @ 0.67 g/t Au.  Each of these holes also encountered numerous other mineralized intersections which indicate that the Livengood gold deposit extends in this direction offering significant expansion potential.

The Company has submitted 23 additional metallurgical characterization samples to Hazen labs to further assess the leachability of the Livengood ore.  These samples are an extension of the existing study which found gold to be occurring as native gold and electrum and extractable with cyanide leaching (see NR NR08-06).

The Company continues to operate two reverse circulation drills and one diamond drill on the property and anticipates completing its 2008 drilling program by November.  The Company is currently planning a February start-up for the 2009 drilling program.  The Company has adequate funds in its treasury to complete its currently planned 2009 drilling program for Livengood.

Table 1

New Drill Result Highlights, Livengood Project, Alaska

Significant intercepts calculated using 0.25 g/t gold cut-off.

Hole Number	From (m)	To (m)	Length (m)	g/t Gold
Reverse Circulation Holes
MK-RC-0019	1.52	15.24	13.72	0.37
MK-RC-0022	243.84	269.75	25.91	.052
MK-RC-0024	102.11	152.40	50.29	1.38
includes	138.68	144.78	6.10	6.52
MK-RC-0025	201.17	213.36	12.19	0.66
MK-RC-0026	50.29	70.10	19.81	1.03
MK-RC-0027	0.00	9.14	9.14	1.07
	79.25	100.58	21.33	0.72
MK-RC-0028	3.05	7.62	4.57	1.11
	41.15	48.77	7.62	0.73
MK-RC-0029	assays pending
MK-RC-0030	89.92	126.49	36.57	0.73
	132.59	202.69	70.10	0.83
MK-RC-0031	0.00	15.24	15.24	2.00
includes	9.14	15.24	6.10	3.38
	42.67	204.22	161.55	1.02
includes	170.69	173.74	3.05	7.07
MK-RC-0032	33.53	57.91	24.38	0.3
MK-RC-0033	137.16	225.55	88.39	0.63
	249.94	288.04	38.10	1.33
MK-RC-0034	199.64	230.12	30.48	1.13
	245.36	284.99	39.63	1.94
includes	272.80	277.37	4.57	8.33
	291.08	303.28	12.20	1.29
MK-RC-0035	201.17	265.18	64.01	0.81
MK-RC-0036	91.44	112.78	21.34	0.78
MK-RC-0037	202.69	231.65	28.96	1.32
MK-RC-0038	86.87	99.06	12.19	0.38
MK-RC-0039	assays pending
MK-RC-0040	249.94	310.90	60.96	0.80
MK-RC-0041	assays pending
MK-RC-0042	57.91	74.68	16.77	0.92
MK-RC-0043	assays pending
MK-RC-0044	97.54	124.97	27.43	0.84
Core Holes
MK-08-28	100.25	117.53	17.28	0.67
	188.26	202.80	14.54	0.95
MK-08-29	assays pending
MK-08-30	52.73	61.87	9.14	3.53
	68.77	82.19	13.42	2.31
	127.90	183.79	55.89	1.05

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is the President and CEO of ITH.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration of ITH, and Chris Puchner, Chief Geologist (CPG 07048), who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks Alaska for preparation and on to Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  The Company’s 100% Livengood deposit is an advanced bulk tonnage resource expansion project that is the current focus of its Alaskan program.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the anticipated preparation and timing of an updated 43-101 resource estimate at Livengood, the potential for a significant expansion of the estimated Livengood resources, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to obtain assay results in a timely manner due to laboratory workload, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, including those detailed above, and other risks identified in the Company’s most recent Management Discussion and Analysis and Form 20F annual report.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.